Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Inaugurates New State-of-the-Art Tissue

Converting Plant on the West Coast

Scappoose, OR, July 18, 2017 – Cascades Inc. (TSX: CAS), leader in the recovery and manufacturing of green packaging and tissue products, today officially inaugurated its new state-of-the-art, 284,000-square-foot tissue converting facility in Scappoose, Oregon.

The grand opening of this US$64 million facility was celebrated by the Governor of Oregon, Kate Brown, local dignitaries, members of the community as well as many of Cascades’ partners, customers, suppliers and employees.

The new plant is equipped with best-in-class converting lines, high-speed rewinders and folders, and one of the fastest bath lines in the world. The new facility manufactures towel and tissue products under the Cascades PRO™ brand, a leader in the United States and Canadian Away-from-Home markets. The line of products includes hand towels, bathroom tissue, napkins, kitchen roll towels, facial tissue, wipers and dispensers. From bathroom to boardroom to lunchroom to classroom and beyond, Cascades PRO™ offers a wide range of proven, cost-effective hygiene solutions.

“This new facility extends the breadth of our national coverage, and will enable us to better serve our customers in the southern and western United States. The Scappoose facility will also allow us to increase our converting capacity and integration rate as we will be using tissue paper produced at our St-Helens plant located just eight miles away. Our new facility will have a production capacity of nearly six million cases per year of virgin and recycled bathroom tissue products and paper hand towels. It also offers possibilities for future expansion” said Mario Plourde, President and Chief Executive Officer of Cascades.

This ambitious project was also made possible through the involvement of the State of Oregon, Colombia County and the City of Scappoose. Cascades would also like to recognize the exceptional dedication of its employees and suppliers, whose commitment to excellence has made a difference from the very start.

“The completion of this project marks an important milestone for Cascades,” said Jean Jobin, President and Chief Operating Officer of the Cascades Tissue Group. “It has long been our goal to expand our presence within the United States and offer greater quality and flexibility for our customers. This world-class facility is the first step in our plan to modernize our tissue manufacturing and converting equipment and a clear indication of our commitment to this segment. We look forward to providing our customers with new exceptional value and to further grow our relationships within the local community.”

For more information about Cascades PRO™ products and to explore the new website, please visit www.cascadespro.com

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 employees, who work in close to 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature Blog: blog.cascades.com

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